Exhibit 99.2

Byline Bancorp, Inc.™

1Q24 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ''may'', ''might'', ''should'', ''could'', ''predict'', ''potential'', ''believe'', ''expect'', ''continue'', ''will'', ''anticipate'', ''seek'', ''estimate'', ''intend'', ''plan'', ''projection'', ''would'', ''annualized'', "target" and ''outlook'', or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline's future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

First Quarter 2024 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$30.4 million	$30.6 million	$0.70	$0.70	2.10%	2.11%
Reported	Adjusted[(1)]	Reported	Adjusted[(1)]	Reported[(1)(2)]	Adjusted[(1)(2)]

Efficiency Ratio		ROAA		ROTCE	
51.94%	51.75%	1.36%	1.36%	15.88%	15.95%
Reported	Adjusted[(1)]	Reported[(2)]	Adjusted[(1)(2)]	Reported[(1)(2)]	Adjusted[(1)(2)]

Strong Financial Performance

- GAAP EPS of $0.70; adjusted EPS[(1)] of $0.70
- Record Pre-Tax Pre-Provision income [(1)] of $47.2 million; Pre-Tax Pre-Provision ROAA[(1)] of 2.10%
- Revenue of $101.0 million, up 11% YoY → Net interest income of $85.5 million, up 13% YoY
- Stockholders' equity exceeded $1.0 billion
- Net interest margin (FTE)[(1)] of 4.01%
- Loan and lease yields stood at 7.45%
- Disciplined expense management with operating expenses[(1)]: $53.8 million
- Adj. efficiency ratio[(1)]: 51.75%
- Adj. NIE/AA[(1)]: 2.39%, down 28 bps YoY

10.59% Common Equity Tier 1

+8% Increase in Tangible Book Value / Share YoY

+9.7% Increase in Deposits[(2)]

+6.0% Increase in Loans and Leases[(2)]

92.5% Loan/deposit ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Annualized.

Loan and Lease Trends *($ in millions)*

Total Loans & Leases and Average Yield



$5,544
$5,597
$6,621
$6,702
$6,802
6.83%
7.18%
7.68%
7.42%
7.45%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Total Loans and Leases
Average Loan and Lease Yield

Highlights

- Total loans and leases were $6.8 billion at 1Q24, an increase of $99.5 million, or 6.0% annualized from 4Q23
  - Originated $264.2 million in new loans, net of loan sales in 1Q24
    - Production driven by lease and commercial banking originations of $82.3 million and $79.1 million, respectively
- Payoff activity decreased by $38.1 million from 4Q23 to $214.2 million
- Cumulative Loan Beta[(1)]: 43%

Portfolio Composition



Resi
11%
C&D
8%
C&I
38%
Commercial
Real Estate
33%
Leasing
10%

Utilization Rates



65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
55%
LTM Average
57.0%
Q1 2020
Q3 2020
Q1 2021
Q3 2021
Q1 2022
Q3 2022
Q1 2023
Q3 2023
Q1 2024

Originations and Payoffs



$249
$231
$312
$256
$311
$185
$241
$252
$264
$214
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 1Q24 divided by the change in average Fed Funds from 4Q21 to 1Q24.

Deposit Trends *($ in millions)*

Deposit Composition



$5,813
$5,917
$6,954
$7,177
$7,350
2.9%
3.6%
4.5%
5.1%
5.8%
18.7%
20.5%
20.8%
21.2%
21.7%
35.2%
36.6%
38.0%
39.1%
38.0%
9.6%
9.0%
8.5%
8.0%
9.3%
33.6%
30.3%
28.2%
26.6%
25.2%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.4 billion, up 9.7% annualized from 4Q23
- Commercial deposits accounted for 45.0% of total deposits and represent 77.1% of all non-interest-bearing deposits
- Cost of deposits increased by 14 bps to 2.56% in 1Q24, due to mix changes
- Cumulative total deposit beta ~47% since the beginning of the current tightening cycle

Average Non-Interest-Bearing Deposits



$2,077
$1,849
$1,988
$1,951
$1,874
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Cost of Interest-Bearing Deposits

Deposit Beta[1]

Interest-Bearing Deposits: 63%
Total Deposits: 47%



1.81%
2.49%
3.00%
3.33%
3.45%
1.15%
1.70%
2.13%
2.42%
2.56%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Beta calculation is based on change in deposit cost divided by change in Fed Funds from 4Q21 to 1Q24.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$75,718
$76,166
$92,452
$86,285
$85,541
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Highlights

- Net interest income was $85.5 million, down 0.9% from 4Q23
- Net interest margin decreased 8 basis points from 4Q23 to 4.00%
  - Short term investments reduced NIM by 6 bps
  - $50 million of cash flow hedges went effective in 1Q24

Interest Rate Sensitivity Over a One-Year Time Horizon

- Rates -100 bps: net interest income sensitivity reduced by 1.2%
- Rates -100 bps: ~$7 million or ~2.1% decline in NII or ~$1.75 million per 25 bps
- Ramp -100 bps: ~$5 million or ~1.4% decline in NII or ~$1.25 million per 25 bps

Repricing Mix



Other 5%
Prime 21%
Fixed 47%
SOFR 27%

NIM, Yields and Costs



6.83%
7.18%
7.68%
7.42%
7.45%
4.38%
4.32%
4.46%
4.08%
4.00%
2.04%
2.03%
2.45%
2.53%
2.78%
1.15%
1.70%
2.13%
2.42%
2.56%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Average Loan and Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$86.3 Million NII
$85.5 Million NII
4.08%
0.05%
(0.13%)
0.00%
4.00%
Q4 2023 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q1 2024 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$15.1
$14.3
$12.4
$14.5
$15.5
Q1 2023: 12%, 6%, 34%, 7%, 27%, 14%
Q2 2023: 12%, 7%, 40%, 8%, 18%, 16%
Q3 2023: 11%, 8%, 52%, 10%, 19%
Q4 2023: 14%, 9%, 38%, 7%, 15%, 17%
Q1 2024: 17%, 7%, 36%, 7%, 17%, 16%
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other (1)

Highlights

- Non-interest income was $15.5 million, up 6.7% from 4Q23
  - Gain on sale margins improved driven by higher premiums, offset by lower volume of loans sold
  - Non-interest income trends remain stable QoQ, excluding FV mark on loan servicing asset

Government Guaranteed Loan Sales

- $72.5 million of guaranteed loans sold in 1Q24
- Loans held for sale increased to $23.6 million in 1Q24

Net Gains on Sales of Loans



$5.1
$5.7
$6.5
$5.5
$5.5
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$72.2
$85.9
$101.1
$89.1
$72.5
8.43%
8.64%
7.95%
8.52%
9.59%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
10 year loans
25 year loans
USDA
Other
Average Net Premiums

(1) Other includes net servicing losses in 3Q23.

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense


$48.8
$49.3
$57.9
$53.6
$53.8
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses stood at $53.8 in 1Q24, flat QoQ and reflects:
  - $2.0 million increase in salaries and employee benefits
  - $0.8 million decrease in data processing expenses
- Consolidating two branch locations in June 2024
  - Incurred charges of $1.3 million in 1Q24
  - Expected annual cost saves of ~$1.1 million beginning in 3Q24

Non-Interest Expense Bridge


$53.6
($1.8)
($1.0)
($0.1)
$0.5
$0.5
$2.1
$53.8
Q4 2023
Impairment charge on assets held for sale & ROU asset
Merger-related expenses
Advertising & promotions
Legal, audit & other professional fees
All other non-interest expense
Salaries & employee benefits
Q1 2024

Efficiency Ratio


52.10%
52.92%
53.75%
51.63%
51.94%
51.54%
51.39%
47.35%
48.64%
51.75%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs


$1.2
$4.3
$5.4
$12.2
$6.2
0.09%
0.31%
0.33%
0.73%
0.37%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Net charge-offs of loans and leases
Net charge-offs (annualized %)

Allowance for Credit Losses (ACL)


$90.5
$92.7
$105.7
$101.7
$102.4
1.64%
1.66%
1.60%
1.52%
1.51%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases


0.84%
0.04%
0.05%
0.75%
0.69%
0.05%
0.04%
0.60%
0.79%
0.06%
0.24%
0.49%
0.96%
0.06%
0.27%
0.63%
1.00%
0.10%
0.11%
0.79%
NPLs flat QoQ when excluding Government Guaranteed NPLs
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Government Guaranteed NPLs
PCD % of Total Loans and Leases
NPLs ex. Government Guaranteed & PCD

Delinquencies


$14.4
$9.6
$36.9
$36.1
$28.6
0.26%
0.17%
0.56%
0.54%
0.42%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Delinquencies (30-89 Days)
Delinquencies / Total Loans and Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents of $636.8 million
- $1.4 billion investment portfolio (~99.9% AFS)
- $2.0 billion of available borrowing capacity
  - Liquidity coverage of uninsured deposits ~117% as of quarter end
- Loans/Deposits ratio of 92.5%, down 85 basis points from 4Q23
- Uninsured Deposits stood at 28.7% and trends well below all peer bank averages

Highlights

- Repaid holding company revolving line of credit
- HTM portfolio of $1.2 million *($7,000 in unrealized losses)*
- Securities portfolio duration: 4.8 years; net of hedges: ~4.4 years
- Securities portfolio annual cash flow: ~$165 million
- Taxable securities yield of 2.78%, up 25 basis points from 4Q23
- AOCI / TCE(3): ~13.2%

% of Uninsured Deposits Industry Comparisons(1)

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	41.7%	32.4%	36.7%	44.3%	36.9%	30.8%
Byline Bank	28.7%	28.7%	28.7%	28.7%	28.7%	28.7%

Percent of Insured Deposits(2)



73%
Median: 61%
BY
Bank 1
Bank 2
Bank 3
Bank 4
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type



Muni 6%
Treasury & Agency 16%
Asset-backed 2%
Corporate 3%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 65%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended December 31, 2023 or most recent available.
(2) Source: Company's 4Q23 Form 10-K | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2023 Proxy Peer Group.
(3) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios



13.19%
8.66%
13.52%
8.87%
13.17%
8.18%
13.38%
9.06%
13.66%
8.76%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Total Capital Ratio
TCE / TA (1)

Return on Average Tangible Common Equity



16.49%
16.20%
17.50%
16.78%
18.95%
16.15%
17.89%
16.68%
15.95%
15.88%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Reported
Adjusted (1)

Common Equity Tier 1



10.27%
10.58%
10.08%
10.35%
10.59%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range[(1)] is between 8% and 9%: currently at 8.76%
- $1.0 billion total stockholders' equity
- $450 million of balance sheet hedges to protect market value risk

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract additional high-quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

1Q24 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~71% of Total Deposits are FDIC Insured



Consumer Deposits, $4.0 billion
Commercial Deposits, $3.4 billion
Total Deposits
$7.4 Billion
as of 3/31/24
Insured
92%
Uninsured
8%
Uninsured
54%
Insured
46%

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$4.0 billion at 3/31/24

Customer Base
~125,000
Consumer Accounts

Granular Deposit Base
~$28,000
Average Account Balance



Total Franchise
48
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.4 billion at 3/31/24

Customer Base
~29,000
Commercial Accounts

Granular Deposit Base
~$121,000
Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: NOO Office Represents 3.0% of Total Loans



NOO Office CRE
3.0%
Total Loans & Leases
$6.8 Billion
as of 3/31/24
NOO Non-Office
CRE
25.8%

Non-Owner Occupied Commercial Real Estate Portfolio		
($ in millions)	*3/31/24*	*% of Total Loans*
Industrial / Warehouse	$588.5	8.7%
Multi-family	543.3	8.0%
Retail	246.7	3.6%
Office	**205.5**	**3.0%**
Hotel / Motel	39.8	0.6%
Mixed Use	33.9	0.5%
Senior Housing / Healthcare	32.7	0.5%
Other	262.1	3.9%
Total	**$1,952.5**	**28.8%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).
CRE portfolio includes owner occupied, non-owner occupied, non-farm, non-residential, construction, and multi-family loans.

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
16%
Multi-Tenant
64%
Medical
14%
Government
6%

Market Type


Central
Business
District
11%
Urban,
Non-CBD
10%
Suburban
79%

CRE Office: Geographic Mix by State

($ in millions)	**3/31/24**
Illinois	$128.0
North Carolina	26.0
Wisconsin	14.5
New Jersey	11.0
Florida	7.0
Ohio	5.5
Iowa	5.2
Minnesota	3.2
New Mexico	2.2
West Virginia	1.1
Michigan	1.0
Tennessee	0.8
Total Office	**$205.5**

Office Portfolio Metrics

	3/31/24	**12/31/23**
Avg. Commitment	$3.6 million	$3.6 million
ACL %	2.8%	3.0%
NCO %(1)	3.06%	2.57%
30+ DLQ %	5.6%	5.9%
NPL %	5.6%	5.9%
Criticized %	24%	22%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Unguaranteed Government-Guaranteed Exposure Represents 6.3% of Total Loans

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$386.0	5.7%
Guaranteed	78.8	1.2%
Total SBA 7(a) Loans	**$464.8**	**6.9%**
Unguaranteed	$38.4	0.6%
Guaranteed	21.1	0.3%
Total USDA Loans	**$59.5**	**0.9%**

Highlights

- One of the top SBA and USDA lenders in the United States
- Closed $135.9 million in SBC loan commitments in 1Q24, flat LQ and up 91% YoY
- SBA 7(a) portfolio $464.8 million, up $11.5 million from 4Q23
  - ACL/Unguaranteed loan balance ~7.1%
- $1.7 billion in serviced government guaranteed loans for investors in 1Q24
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 6.3% in 2024

Unguaranteed Loan Portfolio by Industry



Retail Trade
17%
All Other Industries (1)
17%
Food Services
13%
Manufacturing
12%
Health Care
9%
Transportation
6%
Other Services
6%
Wholesale Trade
5%
Construction
5%
Finance and Insurance
5%
Professional
5%

SBA 7(a) & USDA Closed Loan Commitments



$68.5
$122.3
$107.3
$129.2
$108.3
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
USDA
SBA 7(a)

(1) Represents sectors with less than 5% of the total portfolio.

Projected Acquisition Accounting Accretion

Projected Accretion(1) *($ in millions)*



$2.4
$2.2
$1.9
$1.7
$1.6
Q2 2024 E
Q3 2024 E
Q4 2024 E
Q1 2025 E
Q2 2025 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended March 31, 2024	December 31, 2023	March 31, 2023
Income Statement			
Net interest income	$ 85,541	$ 86,285	$ 75,718
Provision for credit losses	6,643	7,235	9,825
Non-interest income	15,473	14,503	15,145
Non-interest expense	53,809	53,584	48,800
Income before provision for income taxes	40,562	39,969	32,238
Provision for income taxes	10,122	10,365	8,293
Net income	$ 30,440	$ 29,604	$ 23,945
Diluted earnings per common share[1]	$ 0.70	$ 0.68	$ 0.64
Balance Sheet			
Total loans and leases HFI	$ 6,778,214	$ 6,684,306	$ 5,515,332
Total deposits	7,350,202	7,176,999	5,812,652
Tangible common equity[1]	806,916	786,673	638,218
Balance Sheet Metrics			
Loans and leases / total deposits	92.54%	93.39%	95.37%
Tangible common equity / tangible assets[1]	8.76%	9.06%	8.66%
Key Performance Ratios			
Net interest margin	4.00%	4.08%	4.38%
Efficiency ratio	51.94%	51.63%	52.10%
Adjusted efficiency ratio[1]	51.75%	48.64%	51.54%
Non-interest income to total revenues	15.32%	14.39%	16.67%
Non-interest expense to average assets	2.40%	2.42%	2.69%
Return on average assets	1.36%	1.34%	1.32%
Adjusted return on average assets[1]	1.36%	1.44%	1.35%
Pre-tax pre-provision return on average assets [1]	2.10%	2.13%	2.32%
Dividend payout ratio on common stock	12.86%	13.24%	14.06%
Tangible book value per common share[1]	$ 18.29	$ 17.98	$ 16.92

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended March 31, 2024	December 31, 2023	March 31, 2023
Net income and earnings per share excluding significant items			
Reported Net Income	$ 30,440	$ 29,604	$ 23,945
Significant items:			
Impairment charges on assets held for sale and ROU asset	194	1,981	20
Merger-related expenses	—	1,035	489
Tax benefit	(52)	(793)	(56)
Adjusted Net Income	$ 30,582	$ 31,827	$ 24,398
Reported Diluted Earnings per Share	$ 0.70	$ 0.68	$ 0.64
Significant items:			
Impairment charges on assets held for sale and ROU asset	—	0.05	—
Merger-related expenses	—	0.02	0.01
Tax benefit	—	(0.02)	—
Adjusted Diluted Earnings per Share	$ 0.70	$ 0.73	$ 0.65

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended March 31, 2024	December 31, 2023	March 31, 2023
Adjusted non-interest expense:			
Non-interest expense	$ 53,809	$ 53,584	$ 48,800
Less: Significant items			
Impairment charges on assets held for sale and ROU assets	194	1,981	20
Merger-related expenses	—	1,035	489
Adjusted non-interest expense	$ 53,615	$ 50,568	$ 48,291
Adjusted non-interest expense ex. amortization of intangible assets:			
Adjusted non-interest expense	$ 53,615	$ 50,568	$ 48,291
Less: Amortization of intangible assets	1,345	1,550	1,455
Adjusted non-interest expense ex. amortization of intangible assets	$ 52,270	$ 49,018	$ 46,836
Pre-tax pre-provision net income:			
Pre-tax income	$ 40,562	$ 39,969	$ 32,238
Add: Provision for loan and lease losses	6,643	7,235	9,825
Pre-tax pre-provision net income	$ 47,205	$ 47,204	$ 42,063
Adjusted pre-tax pre-provision net income:			
Pre-tax pre-provision net income	$ 47,205	$ 47,204	$ 42,063
Add: Impairment charges on assets held for sale and ROU assets	194	1,981	20
Add: Merger-related expenses	—	1,035	489
Adjusted pre-tax pre-provision net income	$ 47,399	$ 50,220	$ 42,572
Tax Equivalent Net Interest Income:			
Net interest income	$ 85,541	$ 86,285	$ 75,718
Add: Tax-equivalent adjustment	233	240	208
Net interest income, fully taxable equivalent	$ 85,774	$ 86,525	$ 75,926
Total revenues:			
Net interest income	$ 85,541	$ 86,285	$ 75,718
Add: Non-interest income	15,473	14,503	15,145
Total revenues	$ 101,014	$ 100,788	$ 90,863

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended March 31, 2024	December 31, 2023	March 31, 2023
Tangible common stockholders' equity:			
Total stockholders' equity	$ 1,009,049	$ 990,151	$ 795,650
Less: Goodwill and other intangibles	202,133	203,478	157,432
Tangible common stockholders' equity	$ 806,916	$ 786,673	$ 638,218
Tangible assets:			
Total assets	$ 9,410,503	$ 8,881,967	$ 7,530,346
Less: Goodwill and other intangibles	202,133	203,478	157,432
Tangible assets	$ 9,208,370	$ 8,678,489	$ 7,372,914
Tangible assets, excluding accumulated other comprehensive loss:			
Tangible assets	$ 9,208,370	$ 8,678,489	$ 7,372,914
Less: Accumulated other comprehensive loss	(106,910)	(100,117)	(108,142)
Tangible assets, excluding accumulated other comprehensive loss:	$ 9,315,280	$ 8,778,606	$ 7,481,056
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity	$ 806,916	$ 786,673	$ 638,218
Less: Accumulated other comprehensive loss	(106,910)	(100,117)	(108,142)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 913,826	$ 886,790	$ 746,360
Average tangible common stockholders' equity:			
Average total stockholders' equity	$ 998,806	$ 935,197	$ 784,289
Less: Average goodwill and other intangibles	202,773	204,191	158,181
Average tangible common stockholders' equity	$ 796,033	$ 731,006	$ 626,108
Average tangible assets:			
Average total assets	$ 9,030,941	$ 8,787,636	$ 7,345,151
Less: Average goodwill and other intangibles	202,773	204,191	158,181
Average tangible assets	$ 8,828,168	$ 8,583,445	$ 7,186,970
Tangible net income available to common stockholders:			
Net income available to common stockholders	$ 30,440	$ 29,604	$ 23,945
Add: After-tax intangible asset amortization	986	1,138	1,066
Tangible net income available to common stockholders	$ 31,426	$ 30,742	$ 25,011
Adjusted tangible net income available to common stockholders:			
Tangible net income available to common stockholders	$ 31,426	$ 30,742	$ 25,011
Impairment charges on assets held for sale and ROU assets	194	1,981	20
Merger-related expenses	—	1,035	489
Tax benefit on significant items	(52)	(793)	(56)
Adjusted tangible net income available to common stockholders	$ 31,568	$ 32,965	$ 25,464

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended March 31, 2024	December 31, 2023	March 31, 2023
Pre-tax pre-provision return on average assets:			
Pre-tax pre-provision net income	$ 47,205	$ 47,204	$ 42,063
Average total assets	9,030,941	8,787,636	7,345,151
Pre-tax pre-provision return on average assets	2.10%	2.13%	2.32%
Adjusted pre-tax pre-provision return on average assets:			
Adjusted pre-tax pre-provision net income	$ 47,399	$ 50,220	$ 42,572
Average total assets	9,030,941	8,787,636	7,345,151
Adjusted pre-tax pre-provision return on average assets	2.11%	2.27%	2.35%
Net interest margin, fully taxable equivalent			
Net interest income, fully taxable equivalent	$ 85,774	$ 86,525	$ 75,926
Total average interest-earning assets	8,603,582	8,387,877	7,009,144
Net interest margin, fully taxable equivalent	4.01%	4.09%	4.39%
Non-interest income to total revenues:			
Non-interest income	$ 15,473	$ 14,503	$ 15,145
Total revenues	101,014	100,788	90,863
Non-interest income to total revenues	15.32%	14.39%	16.67%
Adjusted non-interest expense to average assets:			
Adjusted non-interest expense	$ 53,615	$ 50,568	$ 48,291
Average total assets	9,030,941	8,787,636	7,345,151
Adjusted non-interest expense to average assets	2.39%	2.28%	2.67%
Adjusted efficiency ratio:			
Adjusted non-interest expense excluding amortization of intangible assets	$ 52,270	$ 49,018	$ 46,836
Total revenues	101,014	100,788	90,863
Adjusted efficiency ratio	51.75%	48.64%	51.54%
Adjusted return on average assets:			
Adjusted net income	$ 30,582	$ 31,827	$ 24,398
Average total assets	9,030,941	8,787,636	7,345,151
Adjusted return on average assets	1.36%	1.44%	1.35%
Adjusted return on average stockholders' equity:			
Adjusted net income	$ 30,582	$ 31,827	$ 24,398
Average stockholders' equity	998,806	935,197	784,289
Adjusted return on average stockholders' equity	12.31%	13.50%	12.62%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended		
	March 31, 2024	December 31, 2023	March 31, 2023
Tangible common equity to tangible assets:			
Tangible common equity	$ 806,916	$ 786,673	$ 638,218
Tangible assets	9,208,370	8,678,489	7,372,914
Tangible common equity to tangible assets	8.76%	9.06%	8.66%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 913,826	$ 886,790	$ 746,360
Tangible assets, excluding accumulated other comprehensive loss	9,315,280	8,778,606	7,481,056
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	9.81%	10.10%	9.98%
Return on average tangible common stockholders' equity:			
Tangible net income available to common stockholders	$ 31,426	$ 30,742	$ 25,011
Average tangible common stockholders' equity	796,033	731,006	626,108
Return on average tangible common stockholders' equity	15.88%	16.68%	16.20%
Adjusted return on average tangible common stockholders' equity:			
Adjusted tangible net income available to common stockholders	$ 31,568	$ 32,965	$ 25,464
Average tangible common stockholders' equity	796,033	731,006	626,108
Adjusted return on average tangible common stockholders' equity	15.95%	17.89%	16.49%
Tangible book value per share:			
Tangible common equity	$ 806,916	$ 786,673	$ 638,218
Common shares outstanding	44,108,387	43,764,056	37,713,427
Tangible book value per share	$ 18.29	$ 17.98	$ 16.92
Accumulated other comprehensive loss to tangible common equity:			
Accumulated other comprehensive loss	$ 106,910	$ 100,117	$ 108,142
Tangible common equity	806,916	786,673	638,218
Accumulated other comprehensive loss to tangible common equity	13.25%	12.73%	16.94%


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